                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. 2)

                        DAWSON PRODUCTION SERVICES, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                      -------------------------------------
                          Title of Class of Securities

                                    239423106
                                 ---------------
                                 (CUSIP Number)

                               Jack D. Loftis, Jr.
                             Key Energy Group, Inc.,
                        Two Tower Center, Twentieth Floor
                            East Brunswick, NJ 08816
                                 (732) 247-4822
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          This  Amendment  No. 2 to  Schedule  13D  amends and  supplements  the
Schedule 13D filed by Key Energy Group, Inc. on June 15, 1998, as subsequently amended on June 29, 1998, (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. Except as amended and supplemented hereby, the Schedule 13D remains in effect.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits thereto:

          F. Letter dated July 20, 1998 from Francis D. John to the Board of Directors of the Issuer.

          G.   Press Release dated July 21, 1998 of the Reporting Person.


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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 21, 1998

                                   KEY ENERGY GROUP, INC.



                                   By:  /s/ Francis D. John
                                        -----------------------
                                        Name:   Francis D. John
                                        Title:  Chairman, President
                                                and Chief Executive Officer

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                                  EXHIBIT INDEX


EXHIBIT
-------

A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31,1997, File No. 000-22665).

B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

C. Second Amendment to the Amended and Restated Credit Agreement of June 6,1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998 (previously filed).

D. Letter dated June 29, 1998 from Francis D. John to Michael E. Little and the Board of Directors of the Issuer (previously filed).

E. Press Release dated June 29, 1998 of the Reporting Person (previously filed).

F. Letter dated July 20, 1998 from Francis D. John to the Board of Directors of the Issuer.

G.   Press Release dated July 21 1998 of the Reporting Person.